Exhibit 99.2
IFRS
NEW INTERNATIONAL ACCOUNTING STANDARD FOR
EKSPORTFINANS ASA

Transition to International Accounting Standards (IFRS)
for Eksportfinans asa
Table of content:
1.	Introduction and summary

2.	Application of IFRS 1 — First-time adoption of IFRS

3.	Changes in accounting principles — financial assets and liabilities

4.	Changes in accounting principles — other items

5.	Changes in equity due to transition to IFRS

6.	Effect on income statement 2006 due to transition to IFRS

7.	Effects on the balance sheet du to transition to IFRS
1	Introduction and summary
The financial statements for Eksportfinans have up to 2006 been prepared according to the accounting legislation in Norway, the accounting regulations issued by the Ministry of Finance and general accepted accounting principles in Norway (NGAAP).
Effective first quarter 2007, the consolidated accounts will be presented according to international accounting principles approved by the EU — IFRS (International Financial Reporting Standards). On March 30, 2007, Norwegian authorities decided that company accounts of banks and financial institutions that are part of a listed group have to be presented according to IFRS. This regulation applies to interim reports published after the first quarter of 2007, with the option of applying IFRS for the first quarter in the company accounts. Eksportfinans has decided to apply IFRS in the company accounts starting first quarter 2007.
The EU Commision issued a regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS) in their consolidated financial statements by 2005. Norway has an agreement with the EU that makes this regulation mandatory also for Norwegian companies. The regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that have only listed debt securities. This option applies for Eksportfinans.
The adoption of IFRS will result in revision to the principles of valuation for a large proportion of the items on the balance sheet, particularily due to new regulations concerning financial instruments. According to the requirements of the standard IAS 39, derivative instruments must be measured at fair value. The company has a conservative risk profile involving extensive use of derivatives for hedging purposes as part of its risk management process. Certain assets and liabilities hedged by derivatives are not reported at fair value under IFRS. The criteria for applying hedge accounting according to IAS 39 are very different from the current Norwegian accounting principles, and the company has chosen not to apply hedge accounting under IFRS. In order to reduce the potential volatility in net income due to not adopting the hedge accounting requirements, for certain non-derivative financial assets and liabilities hedged by derivatives as part of the company’s risk management process, the company has decided to apply the fair value option in accordance with IAS 39. The election and use of principles of valuation for financial instruments are described in paragraph 3.2.

Market risk for lending and borrowing related to the government supported 108-agreement are hedged through the 108-agreement. The settlements of payments from the authorities under the agreement are considered to meet the definitions of a derivative according to IAS 39. The lending and borrowing under the 108-agreement are valued at cost. This implies an increased volume of derivatives to be measured at fair value and as a consequence there is reason to expect considerably higher level of volatility in net income in the accounts for the years to come.
In addition to changes in the principles of valuation for financial instruments, the adoption of IFRS also implies new principles of valuation for some other items on the balance sheet, as described in chapter 4.
The financial reports according to IFRS for the first quarter of 2007 will include restated comparative statements in accordance with IFRS for 2006. The effects of implementing IFRS will be presented based on the standards expected to be effective at December 31, 2007. The annual report for 2007 will present the first complete financial statement in accordance with IFRS.
The implementation of IFRS will result in signifficant changes to the Company’s income and equity. The effects on equity are shown in chapter 5. The income statement and balance sheet under IFRS with comments are shown in chapter 6 and 7. Going forward the implementation of IFRS will result in a considerably increased volatility in the Company’s profit and loss account.
2	Application of IFRS 1 — First-time adoption of IFRS
When presenting the first year of IFRS financial statements, the IFRS 1 requires the presentation of at least one year of comparative information under IFRS. The date of the opening balance and date of transition to IFRS will be January 1, 2006. Eksportfinans has applied IFRS 1 when preparing the opening balance. The effects of transition to IFRS will be booked directly to equity.
Financial consolidated accounts in accordance with IFRS will be presented for the following dates/periods:
Opening balance sheet at transition date January 1, 2006
Profit and loss account for 2006
Balance sheet at December 31, 2006
In general IFRS requires a retrospective application of all standards in the opening balance. Certain limited exceptions are however available.
Eksportfinans has made the following exceptions from the duty to restate the opening balance sheet retrospectively as outlined in IFRS 1:
•	Properties for use and investment property have been recorded at fair value as of 1. January 2006.

•	Pension liabilities that were unrecorded as of 1. January 2006 in compliance with previous accounting regulations, have been charged against equity.

•	Business combinations recorded prior to 1. January 2006 has not been restated.
3	Changed accounting principles due to implementation of IFRS — financial assets and liabilities
3.1 Recognition of assets and liabilities under IFRS
Assets and liabilities will be recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under NGAAP, these loans are recognized on the balance sheet as loans to customers. Under IFRS these loans have been be reclassified from loans to customers to loans to credit institutions.
3.2 Measurement of financial assets and liabilities
3.2.1 Use of derivatives in Eksportfinans, hedgeaccounting and the fair value option
Eksportfinans balance sheet can be divided into three main portfolios; the trading portfolio, the 108-agreement portfolio and the remaining transactions, here called the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps. The trading portfolio has been measured at fair value under NGAAP, which is the same measurement basis as under IFRS. The treatment of the 108-agreement portfolio is described under paragraph 3.2.4 and 3.2.6. The description in this paragraph relates to the banking portfolio, which accounts for approximately 80% of total assets.
Eksportfinans has a conservative risk profile, and a limited market risk exposure. Derivatives are actively used in hedging market risk, which is controlled through exposure allowances for currency and interest rate exposure, given by the Board of Directors. Each position is monitored continuously, and a report exhibiting the interest rate position versus the set limits is produced daily. The findings in this report are used as a decision making tool when new business is considered.
Eksportfinans hedges each structured product on an individual basis, through swaps mirroring the structured cash flow perfectly. With regards to the fixed rate products, be it from the trading or banking portfolio, or from the 108-agreement portfolio, the fixed rate is swapped against a floating rate, and the future currency amount to be received is swapped into one of Eksportfinans’ three basis currencies, i.e. NOK, EUR and USD. The interest rate risk generated though the differences in fixing dates is controlled for on a portfolio level. Liquidity is distributed between the basis currency portfolios using short-term currency swaps (spot/forward).
Despite this conservative risk approach Eksportfinans has decided not to apply hedge accounting under IFRS. In addition to the general fact that using hedge accounting is very time consuming, there are two areas that are particularily difficult in relation to Eksportfinans.

One is the requirement to bifurcate embedded derivatives in the Company’s structured bond issues even though the bond has a perfectly matching swap. The other reason is that the Company hedges into one of the company’s basis currencies, which is not necessarily into Norwegian kroner which is the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that can not be applied by the company and simultaneous maintain a cost efficient operation. Even if hedge accounting under IAS 39 could have been used it would have led to income volatility due to changes in fair values caused by interest rate changes, this is because a much higher volume of liabilities than assets are hedged with derivatives.
Eksportfinans has analyzed different measurement combinations of hedge accounting, amortized cost and fair value under different market scenarios. All combinations would have led to higher income volatility, and none of the analyzed combinations showed a systematically lower volatility under all market scenarios. An asymmetric measurement model gives rise to volatility that is difficult to analyze and communicate. Eksportfinans has therefore decided to use the fair value option in IAS 39 to measure all financial transactions in the banking book at fair value. Measuring transactions at fair value exposes the income statement for changes in credit spreads.
Fair value is a snap-shot of the value at the reporting date. Eksportfinans business model is to hold lending, borrowing and mainly also available for sale securities until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be nil at the maturity date of each transaction.
3.2.2 Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, on both asset and liability side, are valued at bid or ask prices.
Instruments traded in an active or regulated market
Most bonds and certificates owned by Eksportfinans are valued in an active market. In addition to this, there are derivatives issued though institutions like currency forwards and futures and interest rate swaps that also are traded in an active market.
For instruments traded in an active market, quoted prices from stock exchanges, brokers, or individual pricing vendors are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also by using prices quoted in the market.
Instruments not traded in an active market
Financial instruments which are not traded in an active marked are valued through different valuation techniques. When valuing a standard, simple financial instrument, Eksportfinans uses recognized models based on data observable in the market. With regards to the more complex products, Eksportfinans uses recognized theoretical models, using market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Fixed rate and structured issues are examples of Eksportfinans’ financial instruments which are not traded in an active market.
A significant part of Eksportfinans’ issuances are characterized through their composition of several structural elements, the so called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and or exchange rates. All bonds and corresponding swaps in the funding portfolios are valued at fair value.
3.2.3 Financial derivatives at fair value
Under NGAAP, the Company elected to apply hedge (deferral) accounting for economic hedging relationships. Under this accounting method both the derivative and the underlying asset are reported on an accrual basis.
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
3.2.4 Embedded derivatives in the 108-agreement at fair value
Part of the company’s lending activity is covered by an agreement with the Norwegian
Authorities (the 108-agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the agreement. Under the agreement payment differences compared to an already agreed fixed cash flow is debited or credited the authorities. The payment difference also include the interest rate subsidy to the exporters.
Under NGAAP, no separate derivatives have been constructed. Accrual accounting has been used on both the lending or borrowing and the related payment difference to be received or paid to the authorities.
Under IFRS, the 108-agreement has embedded derivatives and separate derivative transactions must be constructed and measured at fair value. The day 1 profit representing the government subsidy to the debtor included in the derivative is recognized to income over the life of the underlying transactions in accordance with IAS 20.
Separating and accounting for these embedded derivatives at fair value considerably increases the company’s income volatility.
3.2.5 Other financial instruments measured at fair value
Under NGAAP, the trading portfolio is measured at fair value. For the the 108-agreement and banking portfolio, lending, borrowing and held to maturity securities are measured at cost. Available for sale securities are measured at the lower of cost or fair value on a portfoliobasis including hedging derivatives.
Under IFRS both transactions under the trading- and banking portfolio are measured at fair value as described in paragraph 3.2.1.

3.2.6 Financial assets and liabilites measured at amortized cost
Under NGAAP lending, borrowing and liquidity under the 108-agreement has been measured at cost, see also paragraph 3.2.4.
Under IFRS leding, borrowing and liquidity under the 108-agreement are valued at amortized cost using the effective interest method. On disbursement on a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct cost and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Implementation of amortized cost did not lead to any adjustments on the IFRS opening balance as origination fees and direct costs related to the portfolio as of January 1, 2006 was insignificant.
Eksportfinans does not have a significant risk for credit losses in its loan portfolio and have correspondingly not booked any impairment losses on loans measured at amortized cost.
3.2.7 Guarantees issued
Under NAAP, guarantees issued are not recognized on the balance sheet. The fees that the company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
3.3 Classification in the profit and loss account
Interests and the interest effect on economically hedging instruments are booked as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account, are included in net gain/loss on financial instruments measureat at fair value.
3.4 Classification in the balance sheet
Under NGAAP interest accrued but not paid or received is reported under Total prepayments and accrued revenues or under Accrued expenses and provisions. Under IFRS, for instruments designated at fair value through profit or loss and at amortized cost, interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
Under NGAAP the net difference between the foreign exchange rate in derivative agreements and the rate in force on the reporting date is posted net on the balance sheet. Under IFRS the fair value on each derivative contract are reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108-agreement (see 3.2.4) are recognized at the balance sheet as an asset or a liability depending on the net fair value on the reporting date.

4	Changes in accounting principles due to implementation of IFRS — other items
4.1 Pension liabilities
Under NGAAP and IFRS, pension commitments are calculated on the basis of economic assumptions on the balance sheet date.
Under IFRS, the Company has chosen to charge actuarial gains and losses and vested plan changes not recorded according to NGAAP, directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greatest of 10 per cent of the pension liability or 10 per cent of the plan assets.
4.2 Building for own use and investment property
The Company owns the property in Dronning Mauds gt. 15 which is used as the group’s head office. Part of the building (38%) can be sold separately and is rented out.
Under NGAAP, the property at Dronning Mauds gt. 15 in its entirety is reported at amortized cost.
Under IFRS, the property will be measured at fair value at transition and the adjustment will be reflected in the transition adjustment reported to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at 1. Januar 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 millions to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
4.3 Intangible assets
Intangible assets with indefinite lives are not amortized. Other intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flow connected to the asset. Assets generating joint cash flows are considered collectively.
4.4 Deferred tax and deferred tax asset
Transition to IFRS resulted in changes in booked values of assets and liabilities. As tax values remains unchanged, a new calculation of deferred tax/deferred tax assets has been prepared upon transition to IFRS.
4.5 Dividends
According to IFRS proposed dividend are classified as a part of equity until the dividend is approved by the annual general meeting.

5 Changes in equity due to transition to IFRS

				Reference to text
(NOK thousands)		2006	2005	paragraphs

NGAAP	Equity as of 31 December 2006 and 2005	2,601,403	2,577,146

	Adjustments:

	Undistributed dividends	218,314	115,341	4.5
	Pension	(50,643)	(54,262)	4.1
	Revaluation of building less depreciation	99,298	102,437	4.2
	Derivatives embedded in the 108-agreement at fair value	(30,595)	117,974	3.2.4
	Other financial derivatives at fair value	1,593,453	438,743	3.2.1 and 3.2.3
	Other financial instruments at fair value	(1,314,260)	(191,342)	3.2.1 and 3.2.5
	Adjustment to deferred taxes due to the above adjustments	(88,013)	(121,004)	4.4

IFRS	IFRS Equity as of 1 January 2007 and 2006	3,028,957	2,985,033

	Effect on equity of transition to IFRS	427,554	407,887

6 Effects on income statement 2006 due to transition to IFRS

					Footnotes
(NOK thousands)	Norwegian GAAP	Reclassify	Remeasure	IFRS	Reclassify	Remeasure

Interest and related income on loans and receivables due from credit institutions	345,441	532,210		877,651	1
Interest and related income on loans and receivables due from customers	3,023,350	(535,560)		2,487,790	1, 2
Interest and related income on securities	1,967,027			1,967,027
Other interest and related income	20,409			20,409

Total interest and related income	5,356,227			5,352,877

Interest and related expenses on commercial paper and bond debt	4,711,221	21,643		4,732,864	3
Interest and related expenses on subordinated debt	65,426			65,426
Interest and related expenses on capital contribution securities	37,966			37,966
Other interest and related expenses	57,524			57,524

Total interest and related expenses	4,872,137			4,893,780

NET INTEREST INCOME	484,090			459,097

Commissions and income related to banking services	6,096			6,096
Commissions and expenses related to banking services	7,283			7,283

Net gains/(losses) on trading portfolio	19,949	(17,207)		2,742	4
Net gains/(losses) on foreign currencies	2,617			2,617
Net realised gains/(losses) on other financial instruments at fair value		42,200		42,200	2, 3, 4
Net unrealised gains/(losses) on other financial instruments at fair value	0		(116,777)	(116,777)		5

Total gains/(losses) on financial instruments at fair value and forreign currencies	22,566			(69,218)

Income (loss) on investments in jointly controlled activity	57			57
Other income	5,543			5,543

NET OTHER OPERATING INCOME	26,979			(64,805)

TOTAL INCOME	511,069			394,292

Salaries and other administrative expenses	148,713		(3,620)	145,093		6
Depreciation	16,161		3,139	19,300		7
Other expenses	12,871			12,871

TOTAL OPERATING EXPENSES	177,745			177,265

Write-downs on loans	0			0

PRE-TAX OPERATING PROFIT	333,324			217,027

Taxes	90,751		(32,991)	57,760		8

PROFIT FOR THE YEAR	242,573	0	(83,305)	159,267

Footnotes to the reclassify column:

1)	Eksportfinans has acquired certain loan agreements from banks. These loans are reclassified from Loans and receivables due from customers to Loans and receivables from credit institutions on the balance sheet. Corresponding reclassification is made in the income statement. See paragraph 3.1.

2)	Reclassification of gains due to termination of loans valued at fair value through profit and loss under IFRS (NOK 3 millions).

3)	Reclassification of net gain on reacquired bond debt valued at fair value through profit and loss under IFRS. Based on enquires from investors, the company buys back part of its debt. Eksportfinans has not actively gone out to the market in seeking to increase the volume of buybacks.

4)	The line item Net gains/(losses) on trading portfolio was Net gains/(losses) on securities in the original NGAAP income statement. Net gains on sold securities classified as available for sale under NGAAP were included in this line item. Available for sale securities are valued at fair value through profit and loss under IFRS. Net unrealized gains/losses on held and net realized gains/losses on sold securities available for sale is therefore included in the line items concerning other financial instruments at fair value.
Footnotes to the remeasurement column:

5)	Consists of adjustments arising when financial instruments measured at cost under NGAAP are remeasured at fair value under IFRS. The remeasurement adjustment can be divided into the following subgroups:

Net gains/(losses) on derivatives embedded in the 108-agreement at fair value	(148,569)	See paragraph 3.2.4
Net gains/(losses) on financial derivatives at fair value	1,154,710	See paragraph 3.2.1 and 3.2.3
Net gains/(losses) on other financial instruments at fair value	(1,122,918)	See paragraph 3.2.1 and 3.2.5

Total	(116,777)

6)	The reduction in salaries and other administrative expenses refers to pension costs. The reduction is partly due to recognition of cumulative actuarial gains and losses at January 1, 2006, and partly due to differences in actuarial assumptions according to NGAAP and IFRS. See paragraph 4.1.
7)	The increase in depreciation on fixed assets is due to an remeasurement to fair value at transition date January 1, 2006 with an increase in value of NOK 102 million.. See paragraph 4.2.
8)	Tax effect on the remeasurement adjustments, see paragraph 4.4.

Effects on the balance sheet due to transition to IFRS

	NGAAP			IFRS	Footnotes		NGAAP	IFRS
(NOK thousands)	Dec. 31, 2006	Reclassify	Remeasure	Jan. 1, 2007	Reclassify	Remeasure	31.12.2005	01.01.2006

ASSETS
Cash	5			5			5	5
Loans and receivables due from credit institutions	9,408,682	11,893,539	105,326	21,407,547	2		9,851,138	22,071,389
Loans and receivables due from customers	90,313,727	(11,313,547)	(46,468)	78,953,712	2		73,607,496	62,356,769
Securities	63,403,370	408,540	108,519	63,920,429			49,829,909	50,454,459
Financial derivatives		(194,975)	7,172,513	6,977,538			1,667,949	6,949,088
Investments in jointly controlled activity/shares	204		0	204			147	147
Intangible fixed assets	25,078		0	25,078			21,864	21,864
Fixed assets/investment property	124,458		99,298	223,756		3	126,743	229,180
Other assets	848,842	8,455	(1,266)	856,031			161,230	166,130
Accrued interest receivable	1,043,157	(1,043,157)	0				651,210	0
Prepaid pension cost	15,444		(14,476)	968		4	17,174	892

TOTAL ASSETS	165,182,967	(241,145)	7,423,446	172,365,268			135,934,865	142,249,923

LIABILITIES
Deposits by credit institutions	46,913	571	(170)	47,314			159,064	159,321
Total borrowings through the issue of securities	157,346,975	2,029,027	1,179,099	160,555,101			130,338,757	132,466,198
Financial derivatives	1,200,719	(1,508,659)	5,609,655	5,301,715			0	3,923,980
Taxes payable	98,509	631	0	99,140			57,681	57,682
Deferred tax liabilities	15,623	0	88,013	103,636		5	20,540	141,544
Other liabilities	1,180,491	(212,189)	(17,953)	950,349	1		788,484	669,098
Accrued interest payable	805,831	(805,831)	0				546,613	0
Provisions	21,115	0	36,167	57,282		4	5,469	54,039
Subordinated debt	1,255,461	5,564	342,529	1,603,554			862,305	1,182,638
Capital contribution securities	609,925	31,428	(23,134)	618,219			578,806	610,390

Total liabilities	162,581,562	(459,458)	7,214,206	169,336,310			133,357,719	139,264,890

SHAREHOLDERS EQUITY
Share capital	1,593,532			1,593,532			1,593,532	1,593,533
Share premium reserve	162,462			162,462			162,462	162,462
Other equity	845,411	218,314	209,239	1,272,964	1		821,152	1,229,038

Total shareholder’s equity	2,601,405	218,314	209,239	3,028,958			2,577,146	2,985,033
							—

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	165,182,967	(241,144)	7,423,445	172,365,268			135,934,865	142,249,923

Comments and footnotes to the reclassify column:
The numbers in the reclassify column are mainly related to the reclassification of accrued interest, see paragraph 3.4. In addition the following reclassifications have been made:

1)	Undistributed dividends are reclassified as equity under IFRS.

2)	Eksportfinans has acquired certain loan agreements from banks for which the bank provide a repayment guarantee. These loans are reclassified from Loans and receivables due from customers to Loans and receivables from credit institutions. See paragraph 3.1.
Comments and footnotes to the remeasurement column:
The numbers in the remeasurement column are mainly due to the adjustment when financial instruments measured at cost under NGAAP are remeasured at fair value under IFRS In addition the following remeasurements have been made:

3)	Revaluation of building less depreciation, see paragraph 4.2.

4)	Changes in prepaid pension cost and pension liabilities see paragraph 4.1.

5)	Tax effect on the remeasurement adjustments, see paragraph 4.4.